Exhibit 99.1

SAFE-T REPORTS FIRST QUARTER 2020 REVENUE GROWTH OF 155%
COMPARED TO THE FIRST QUARTER OF 2019

IFRS NET PROFIT WAS $683,000 COMPARED TO A LOSS OF $2,284,000 IN THE FIRST QUARTER OF 2019 AND NON-IFRS NET LOSS DECREASED BY 45% FROM $1,782,000 TO $989,000

HERZLIYA, Israel, May 27, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced its financial results for the three-month period ended March 31, 2020.

Revenues totaled $1,088,000, an increase of 155% compared to $427,000 in the three-month period ended March 31, 2019.

The Company’s cash balance as of March 31, 2020 was $2,870,000.

Shachar Daniel, Chief Executive Officer, commented on the results: “We are pleased with our continuous improvement. The increase in revenue coupled with the reduction in our overall expenses, resulted in a significantly improved bottom line. We embarked on an expenditure streamlining plan a few quarters ago and we are proud to see that it has proved itself over time, with a significant decrease in all operational expense metrics without compromising the service to our customers or our ability to achieve revenue growth. In April 2020, our balance sheet was substantially strengthened with gross proceeds of more than $9 million raised through private and public equity offerings, and by the retirement in full of our debenture debt.”

“In February this year, Mr. Avi Rubinstein, a seasoned cyber-security expert, joined us as the Company’s Chief Business Officer. Since then, we changed our go-to-market strategy from direct to indirect sales. This transition has allowed us to successfully partner with many leading channel partners in North and South America, Asia Pacific, Europe and Africa. Our cloud-based security solutions enable and support the remote work environment that organizations require to successfully and securely ride through these challenging times, as well as in the future, and we are indeed witnessing an increasing interest in our innovative solutions, which we expect to yield positive results and growth over time.”

Recent Developments:

●	As of May 20, 2020, all of the pre-funded warrants to purchase up to 6,777,500 American Depositary Shares (ADSs), issued in our April 23, 2020 underwritten offering were exercised in full.

●	On April 20, 2020, we reported a significant decrease of approximately 93% in our liabilities of a total of $8.23 million pertaining to the convertible debentures issued in April 2019 and in subsequent convertible debentures, undertaken by the Company, predominantly to finance the acquisition of our IP proxy business, NetNut Ltd. On April 27, 2020 we announced that we had retired in full the remaining debenture debt.

●	On April 23, 2020, we completed a public offering of ADSs, prefunded warrants and warrants with gross proceeds of approximately $8.39 million.

●	On April 6, 2020, we completed a registered direct offering of ADSs with gross proceeds of $720,000.

COVID-19 Impacts

The COVID-19 coronavirus situation is still evolving, and we are doing our utmost to ensure the health and safety of our employees while maintaining business continuity, serving our customers and continuing to invest in research and development for the long-term. The spread of COVID-19 has forced us to modify our business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences) and we may take further actions as may be required. In responding to the crisis, we leveraged our strong IT capabilities to implement remote connections with employees, customers and vendors to deliver a functional and productive work-from-home strategy.

In recognizing our duty to be part of the global fight against this pandemic, we offered our Secure Application Access solution free-of-charge to affected organizations for a period of three months. Our solution was successfully deployed by several companies in Israel and the United States and we are pleased that that we could make a difference in times of need.

Due to an almost complete freeze in the travel sector, we have seen a reduction of approximately 10% in revenue in our IP proxy business. At the same time, our IP proxy business just recently gained new entry into the cyber-security market and we are closely monitoring all parts of our business to make sure we are able to respond quickly to fluctuations in demand. The slower pace of pipeline conversion is impacting our outlook for the remainder of the year, but we believe that together with the adjustment measures we implemented, focusing on achieving cost savings in the short term and optimizing cost structures in the medium term, we can generate revenue growth and improved bottom line results for the full fiscal year.

Financial results for the three months ended March 31, 2020:

●	Total revenues amounted to $1,088,000 (Q1 2019: $427,000). The increase is mainly attributed to the consolidation of NetNut’s revenues, offset by a reduction of sales of the Company’s SDE product.

●	Cost of revenues totaled $551,000 (Q1 2019: $177,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams.

●	Research and Development (R&D) expenses were $394,000 (Q1 2019: $814,000). The decrease is mainly attributed to a decrease in costs in connection with the streamlining of the R&D team, partially offset by the consolidation of NetNut’s development costs.

●	Sales and Marketing (S&M) expenses totaled $862,000 (Q1 2019: $898,000). The decrease is primarily attributed to efficiency measures and material cost reductions in overall sales, professional and marketing costs, partially offset by consolidation of NetNut’s sales and marketing costs.

●	General and Administration (G&A) expenses totaled $577,000 (Q1 2019: $672,000). The decrease is due to a reduction in professional services fees and costs, as well as a decrease in share-based compensation, partially offset by the consolidation of NetNut’s general and administrative costs.

●	IFRS net profit totaled $683,000, or $0.01 basic earnings per ordinary share (Q1 2019: loss of $2,284,000, or $0.45 basic loss per ordinary share).

●	Non-IFRS net loss was $989,000, or $ 0.01 basic loss per ordinary share (Q1 2019: loss of $1,782,000, or $0.35 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses and one-time expenses on the Company’s net loss for the three-month periods ended March 31, 2020 and 2019 and for the year ended December 31, 2019:

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
(thousands of U.S. dollars)	2020	2019	2019

Net profit (loss) for the period	683	(2,284)	(12,998)
Issuance and acquisition costs	-	-	790
Amortization and impairment of intangible assets and goodwill	1,053	75	2,105
Share-based compensation	29	254	454
Finance liabilities at fair value	(2,754)	173	2,596
Total adjustment	(1,672)	502	5,945
Non-IFRS net loss	(989)	(1,782)	(7,053)

Balance Sheet Highlights

●	As of March 31, 2020, shareholders’ equity totaled $3,834,000, compared to shareholders’ equity of $2,777,000 on December 31, 2019. The increase is due mainly to the reduction of financial liabilities which was partially offset by our operating loss during the first quarter of 2020.

●	As of March 31, 2020, the Company’s cash balance was $2,870,000.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, increasing interest in its innovative solutions, positive results and growth over time, and the impact of COVID-19. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2020	2019	2019
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	2,870	1,950	4,341
Restricted deposits	22	105	29
Trade receivables	559	893	680
Other receivables	365	219	470
Total current assets	3,816	3,167	5,520

Non-current assets:
Long-term restricted deposits	80	-	82
Long-term deposit	47	-	44
Property, plant and equipment, net	231	128	266
Right of use assets	434	145	441
Goodwill	6,077	523	6,877
Intangible assets, net	4,353	722	4,607
Total non-current assets	11,222	1,518	12,317
Total assets	15,038	4,685	17,837

Liabilities and equity
Current liabilities:
Short-term loan	-	-	4
Trade payables	165	111	237
Other payables	1,104	1,003	1,553
Contract liabilities	454	507	562
Contingent consideration	2,600	-	2,170
Convertible debentures	4,431	-	7,151
Derivative financial instruments	822	-	1,637
Short-term lease liabilities	174	94	184
Liability in respect of the Israeli Innovation Authority	-	27	8
Total current liabilities	9,750	1,742	13,506

Non-current liabilities:
Contract liabilities	50	225	82
Long-term lease liabilities	310	48	324
Deferred tax liabilities	979	-	1,040
Liability in respect of the Israeli Innovation Authority	115	88	108
Total non-current liabilities	1,454	361	1,554
Total liabilities	11,204	2,103	15,060

Equity:
Ordinary shares	-	-	-
Share premium	53,003	42,634	52,394
Other equity reserves	12,835	11,921	13,070
Accumulated deficit	(62,004)	(51,973)	(62,687)
Total equity	3,834	2,582	2,777
Total liabilities and equity	15,038	4,685	17,837

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	1,088	427	3,284	1,466
Cost of revenues	551	177	1,889	791
Gross profit	537	250	1,395	675

Research and development expenses	394	814	2,485	2,414
Sales and marketing expenses	862	898	3,783	5,542
General and administrative expenses	577	672	3,757	1,925
Impairment of goodwill	800	-	1,002	-
Contingent consideration measurement	430	-	159	-
Operating expenses	(3,063)	(2,384)	(11,186)	(9,881)

Operating loss	(2,526)	(2,134)	(9,791)	(9,206)

Finance income (expenses), net	3,148	(150)	(3,184)	(2,541)
Tax benefit (Taxes on income)	61	-	(23)	(6)
Net profit (loss)	683	(2,284)	(12,998)	(11,753)

Basic earnings (loss) per share	0.01	(0.45)	(0.96)	(6.66)

Diluted loss per share	(0.02)	(0.47)	(1.03)	(6.99)

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